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Triumph Wine Group LLC

Approachable Luxury

Amount Raised	Investors	Days Left
$0	0	127

triumphwinegroup.com   Napa, CA   ♡ Follow for updates

Pitch   Team   Fundraising   Questions   Comments   ＞

The Company

Triumph Wine Group, LLC (TWG) was formed in September 2016 to acquire Calistoga Cellars an iconic Napa winery and Triumph Cellars brand names. The purchase was finalized in May 2017.

Triumph Wine Group believes it can add value to Triumph Cellars brand in both the U.S. and China, by continuing to produce and market what it considers to be its highly-regarded wines with grapes sourced from the Napa Valley, Lake County and the Sonoma Valley. TWG also expects to revive and expand Calistoga Cellars by capitalizing on its history and the quality of vineyards and wines within the AVA (**American Viticultural Area).**

We intend to increase production from 3,500 cases per year to 30,000–40,000 cases, thereby allowing increased nationwide distribution in the United States and providing sufficient wine to launch our own distribution company in China, the fastest growing wine market in the world.



The Opportunity

Triumph Wine Group expects to raise up to $1 million in Class A Preferred Membership Units (which it believes to be the LLC equivalent to preferred stock in a corporation). These investment units are expected to pay a 6% annual dividend to investors and investors receive an additional "equity kicker," equal to 1.5% of any ultimate sales proceeds if the company is sold in a planned disposition in five to seven years. Additional detail is explained under **Exit Strategy** below.

This investment is your opportunity to become a member/owner of a growing, Napa Valley winery, while receiving annual dividend payments and exclusive investor benefits, as described in the **Investor Benefits** section below.


WELCOME to this world famous
wine growing region
NAPA VALLEY
napa valley vintners
... and the wine is bottled poetry...
Robert Louis Stevenson

Investor Benefits

Being part of a growing, award-wining wine company may be a unique opportunity. Triumph Wine Group is opening its doors to all wine enthusiasts. This investment opportunity offers the referenced financial and several other rewards.

Choose from three different investor levels:

$1,000	$2,500	$5,000
BRONZE LEVEL	**SILVER LEVEL**	**GOLD LEVEL**
• 750ml Triumph Napa Valley Reserve	• 1.5L Triumph Napa Valley Reserve	• 3L Triumph Napa Valley Reserve
• 20% discount on wines	• 30% discount on wines	• 40% discount on wines
• TWG branded corkscrew	• TWG branded corkscrew	• TWG branded corkscrew
• Personalized TWG business cards	• Personalized TWG business cards	• Personalized TWG business cards
• Invitation to annual investor event	• Invitation to annual investor event	• Invitation to annual investor event





Preferred Investor Financial Benefits

Distribution Rights*: Holders of Class (A) Preferred Membership Units are entitled to a six percent (6%) annual rate of return (calculated using your original investment amount) paid from net cash flow from operations every year. These cash distributions will be paid at the end of the period for the previous twelve (12) months (i.e. paid in arrears).

Additionally, these cash distributions will have preference (i.e. paid before other investor classes) to the holders of all other class of Membership Interest of the Company.

Example: $10,000 original investment. Rate of return due at the end of the 12 month period = $10,000 * .06 = $600.

Right to Receive Liquidation Distributions*: Holders of Class (A) Preferred Membership Units, in preference (i.e. paid before other investor classes) to the holders of all other classes of Membership Interest of the Company, shall be entitled to a preferred distribution upon a liquidation of the Company equal to their initial investment plus any unpaid preferred distributions.

Additionally, upon the liquidation (e.g. sale) of the Company, the Class (A) Preferred Members shall receive a bonus cash distribution equal to 1.5% of the net sales proceeds that exceed $5,000,000.

The net proceeds shall be determined by deducting the costs, including but not limited to sales commissions related to the liquidation as reasonably determined by the managers, as well as any outstanding debt remaining at the close of the liquidation transaction.

*Note: See Triumph Wine Group LLC Offering Statement for complete details.

Our Products

Triumph Wine Group currently produces five different wines under the brand **Triumph Cellars**: Cabernet Sauvignon (Napa Reserve), Cabernet Sauvignon (Lake County), Chardonnay, Sauvignon Blanc, and Zinfandel. We plan to re-launch the **Calistoga Cellars** brand Cabernet Sauvignon following this offering.

Under the direction of our winemaker, Barry Gnekow, our wines are produced with fruit sourced from Napa Valley, Lake County and the Sonoma Valley. Barry was winemaker for J. Lohr for 20 years before coming to Triumph Wine Cellars. We believe he brings to the winery an extraordinary talent for intuitive wine-making, producing the best of each vintage from the vine to the bottle. In 2016, Barry was cited by the *San Francisco Chronicle* as one of the best consulting winemakers in the industry. His wines are considered to be complex, yet elegantly balanced and approachable.

Triumph Cellars received awards for the following wines at the 2016 *San Francisco Chronicle* Wine Competition:

- *2012 Cabernet Sauvignon Napa Valley (Silver)*
- *2013 Cabernet Sauvignon Napa Valley (Gold)*
- *2013 Chardonnay Napa Valley (Silver)*
- *2014 Sauvignon Blanc Napa Valley (Silver)*







Cabernet Sauvignon
(Napa Reserve)

Cabernet Sauvignon
(Lake County)

Chardonnay

Sauvignon Blanc

Zinfandel


2016
SAN FRANCISCO CHRONICLE
WINE COMPETITION
Triumph Cellars
Gold
2013 Cabernet Sauvignon Napa Valley
Silver
2013 Chardonnay Napa Valley
2014 Sauvignon Blanc Napa Valley
2012 Cabernet Sauvignon Napa Valley
Produced By
winejudging.com

Our History

1996 - An investment group purchases a 10-acre vineyard in Calistoga in the world-renowned Napa Valley and begins selling grapes to other wineries.

1998 - The group decides to make its own wines under the label, Calistoga Cellars.

2000 - Calistoga Cellars hires award-winning, winemaker Barry Gnekow to oversee winemaking.

2001 - Calistoga Cellars constructed a winery and grows its annual sales to 13,000 cases.

2006 - The vineyard and winery assets are sold in the face of the global financial crises. Brand began operating as a negociant brand by acquiring grapes and bulk wines in the open market and having them processed by a custom crush operator.

2007 - Calistoga Cellars changes the brand name of its wines to Triumph Cellars due to new American Viticultural Area (AVA) rules in Napa Valley.

2017 - Triumph Cellars is purchased by the Triumph Wine Group.

Business Strategy

Triumph Wine Group is structured to maximize profitability and growth with the intention of creating a business that can ultimately be sold in five to seven years to maximize investor returns. As such, there are no "capital assets" such as vineyards, tasting rooms and large expensive production facilities. We outsource crushing and bottling services to highly-regarded, purpose-built custom winemaking facilities, which we believe will allow us to produce our premium wines at a fraction of the cost of wineries that own their own facilities.

Likewise, by selling through wholesale distribution and direct-to-consumer (DTC) channels, growth and profitability are not constrained by maintaining a massive sales force and incurring the costs of regional offices.

This strategy provides maximum flexibility to respond to evolving market trends and should allow us to position our wines as moderately-priced premium wines. Thus, our customers will receive the quality of premium wines at more affordable prices.

Sales & Marketing Strategy

Triumph Wine Group has a three-pronged sales and marketing strategy. We intend to focus on the U.S. wholesale market for placement in large retail establishments, launch distribution in China, and reactivate a direct-to-consumer distribution channel through our website.

1. **Expand our existing national sales footprint.** Triumph Cellars wines are currently sold through distributors in California, Texas, Arkansas, Oklahoma, Colorado, Illinois, Minnesota, and Wisconsin. We intend to expand

penetration in these markets and expect to extend distribution to other states as case production increases.

2. **Direct-to-Consumer sales**. Triumph Cellars and Calistoga Cellars have approximately 1,000 current wine club members. We intend to promote growth in this club to increase the number of automatically renewing purchases. We also intend to increase our brand positioning within social media to increase direct access to and purchase through our website.

3. **Chinese distribution network.** The Company's directors have existing business relationships in China and have made exploratory efforts in developing Chinese distribution to restaurants throughout the country. We will focus on China as a major part of our distribution strategy.

Market Opportunity – U.S.

California is America's top wine state and the fourth largest producer in the world, after France, Italy and Spain.

In 2016,the California wine industry produced the following results:

- **$34.1 billion** – The estimated retail value of California wine sales in the U.S;
- **$1.6 billion** – A record high sales value to wineries with 46 million cases sold in 138 countries;
- **238 million** – Cases in the U.S. Market.

The 2017 *State of the Wine Industry Report* published by Silicon Valley Bank and based upon surveys from more than 500 wineries, forecast the following for the U.S. Wine Industry:

1. **Wines sold between $12 and $25 will grow in demand.**

2. **Premium wines will increase between 10 and 14 percent above 2016 levels.**

3. **Per capita consumption faces cross-currents: Retiring, wine-loyal Baby Boomers are being replaced by less affluent Millennials who are ambivalent about their alcoholic beverage choice.**

4. **Millennials are a growth cohort and "THE FUTURE OF THE WINE BUSINESS."**

Millennials
the "Future of the Wine Business"

Change in Cohort Share of Wine Sales

Source: SVB Annual Wine Conditions Survey

Legend: 2012 · 2013 · 2014 · 2015 · 2016

(% of sales)

Bar chart showing cohort share of wine sales for Millennials (ages 22–38), Gen X (ages 39–50), Baby Boomers (ages 51–68), and Matures (ages 69+) across years 2012–2016.

Pie chart:
- Millennials (ages 22 - 38): 17%
- Gen X (ages 39 - 50): 33%
- Baby Boomers (age 51 - 68): 40%
- Matures (ages 69+): 10%

Market Opportunity – China



Chinese Wine Consumption Has QUADRUPLED in the Last Five Years

A recent Morgan Stanley report states that Chinese wine consumption has **quadrupled** in the last five years and by 2018 it is projected to grow to 500 million unit cases**, making China the world's largest wine consumer.** "Further import demand will likely be required to meet the rising consumption gap," according to the report.

By establishing a new distribution channel through an affiliate of a related company (Global Capital Advisors, LLC) and one of the newest wineries in China, TWG has an opportunity to distribute wines throughout Shanghai and Beijing.

Global Capital Advisors LLC (the company owned by one of TWG's managing directors) has already introduced Triumph Cellars to China by supplying wine to two of the largest restaurateurs in two of China's largest cities: Shanghai (population: 21.45 million) and Beijing (population: 22 million).

Brand Differentiation

Developing a strong brand is critical to success in the wine industry.

Triumph Wine Group has retained a winery branding consultant, 4Parts Design, to refresh and re-focus its market strategy in the U.S. and China. 4Parts Design works primarily in the alcohol beverage and hospitality industries and their engagement will include: development of a brand strategy, corporate messaging, label and package design, collateral marketing materials, and a new e-commerce website.

We expect to begin implementation this new brand strategy, including the revival of Calistoga Cellars premium brand by September 2017.



Competition & Competitive Advantage

Competition

The wine industry is very competitive, with significant competition from the largest wineries, such as: Constellation, the Wine Group, Trinchero Family Estates, Bronco, Treasury Estates, Gallo, Delicato, and Jackson Family Wines.

Larger wineries have broader and more established distribution networks and can get their bottles on more shelves. These very large competitors can take advantage of economies of scale—which lowers the price for raw materials and decreases production costs. However, they often maintain multiple levels of management and carry significant operating costs by owning and managing vineyards, crushing facilities and packaging facilities. Often, wine isn't the only product those companies are producing.

We believe mid-size and smaller wineries that lead the premium wine market also carry similar capital cost burdens without the ability to achieve the same economies of scale. Many may have longer track records and better brand recognition.

Competitive Advantage

It is our observation that the vast majority of wine brands in the U.S. are developed by brick and mortar wineries with associated owned vineyards. These large capital outlays contribute to increased consumer prices.

Triumph Wine Group expects four main competitive advantages:

- Lower operating costs as the company outsources crushing and bottling facilities;
- Quality premium wines created by the award-winning winemakers;
- National wholesale distribution placing the Triumph brand in large U.S. retailers; and
- Development of an exclusive China distribution strategy.



Financial Projections

For planning purposes, we have not included any price increases in our wines, which are sold at retail for $20 to $90 per bottle. We project annual sales growth of approximately 72% in the first full year of operations by increasing production from 3,500 cases to 14,900 cases per year, as we enhance our sales efforts in the United States. We expect annual sales growth to stabilize at an approximate 8% rate by 2022.

We plan to generate revenue through two distinct channels: 1) Wholesale distribution and 2) Direct-to-Consumer (DTC).

Wholesale Distribution Channel, including China. This channel is expected to be the primary source of revenue generation, accounting for 85% of total sales.

We plan to increase sales through our existing distributors in our major markets: California, Texas, Arkansas, Oklahoma, Colorado, Illinois, Minnesota and Wisconsin. Sales are projected to increase in these markets due to stabilized operations and increased production under the new ownership.

We have large expectations of sales in Texas. First, **Spec's**, the largest retailer of wines in Texas with 170 stores, has been selling Triumph wines for more than 10 years. The other big potential in Texas is **HEB**, the largest grocery chain in the state. HEB and TWG have plans to develop the brand for greater position in their stores.

We believe that China presents a vast opportunity to sell TWG products through an exclusive distributor owned by Triumph Wine Group. Following funding, we will pursue this opportunity.

Direct-to-Consumer Channel (DTC). We anticipate that 15% of total sales will come from the DTC channel with the primary revenue generator in this channel is our Wine Club.

We believe we can increase sales to wine club members through targeted sales campaigns on a quarterly-basis conducted by a third-party marketing company, and by direct marketing efforts to re-engage the 1,000 current wine club members and to seek their referrals.

Revenue projections from each channel assume the following:

- 85% of sales are expected to come from Wholesale Distribution and 15% of sales through the DTC channel.
- Projected wine cases sold are estimated at 7,241 cases, 11,877 cases, 20,848 cases, 28,323 cases and 33,739 cases in Years 1 through 5, respectively.
- Planned wine production will increase from 14,900 cases in Year 1 to 28,200 cases in Year 2; 35,900 cases in Year 3 and 36,000 cases in Years 4 and 5, with an increase in market penetration and demand.
- Average production cost-per-case in Year 1 is assumed to be $66.87 increasing to $87.62 case in Year 5.
- Sales price per case range from $96.00 for the Sauvignon Blanc to $300.00 for the Napa Reserve. We have assumed no price increases for purposes of these financial projections.

Expenses. We project that the percentage of bulk verses wine grape sourcing to be 50%, 35% and 25%, for Year 1 through Year 3, respectively. We believe we can decrease costs over time as we intend to reduce dependence on bulk wine purchases by establishing long-term grape purchase contracts with growers.

We project wine sales costs to include an 11% wholesale distribution commission and a direct-to-consumer cost of 20% which we believe are typical for the industry.

We project general administrative costs to represent 27% of sales in Year 1,declining to 7% of sales in Year 5 as we expect the company's sales steadily increase with no corresponding increase in operating expenses.



$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$(1,000,000)
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Wine Sales
Gross Profit
Net Income / (Loss) after Taxes

Financial Projections Risk Disclosures

Triumph Wine Group may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors believed by management to influence our business operations. Projections do not—and cannot, take into account such factors as: market fluctuations, economic changes, unforeseeable events, such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or predict. While management believes that the projections reflect the possible outcome of our operations and performance, results depicted in the projections cannot be guaranteed.

The Raise and Use of Funds

We are seeking to raise up to $1 million in funding for purchasing and building inventory and providing working capital.

Recently, TWG raised $545,000.00 under a Regulation D offering to accredited investors to acquire the wine brands, intellectual property and inventory of the 20-year-old winery, Triumph Cellars *(Calistoga Cellars)*.



Exit Strategy

The company plans to increase annual production from 3,500 cases per year to 30,000-40,000 cases per year by Year 5 and position itself for acquisition within the next five to seven years. Possible acquirers include larger regional and national companies who are looking to expand their collection of brands.

The Class A Preferred Members of TWG will participate in the potential increase in value of TWG. If the company is sold for a price (net of sales expenses) that is equal to $5,000 or greater, the Preferred Members as a class will be paid 1.5% of the net sales price. For example, if the net sales price was $20,000,000, the Preferred Members would collectively be paid $300,000. This would be equal to a 30% bonus return on the $1,000,000 offering.

Our Team



TWG's management team has decades of experience is a diverse areas including vineyard ownership and management, risk and finance, product distribution, marketing, sales, capital raising, real estate development and international strategic partnerships.

For more details about our team, please see the "Team" tab at the top of the page.

Frequently Asked Questions

Please see our FAQ section for answers to many common questions.

Risks & Disclosures

Click Here to View Risks and Disclosures

10b-9 Compliance

Will insider investments be accepted for this offering?*
To the best of the knowledge of the Issuer, insider investments are not anticipated at this time. Upon the future investment of an insider, such information will be disclosed here.

If yes, these are the names of the insiders that have invested or are expected to invest:
N/A.

What is the maximum amount of investment that will be accepted from insiders?
Any above listed individual may invest up to the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offering's minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

Definitions:
Transactions for or on behalf of the Issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- "Affiliate" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the Issuer.

- "Officer" means an Issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Issuer. Officers of the Issuer's parent(s) or subsidiaries shall be deemed officers of the Issuer if they perform such policy-making functions for the Issuer. In addition, when the Issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the Issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

- "Immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

- "Control person" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer

- "Control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

* This offering will only close if the minimum offering contingency is fully met with non-insider purchases.

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